Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800

(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

August 28, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cayson Acquisition Corp
Amendment No. 1 to Registration Statement on Form S-1
Filed August 8, 2024
File No. 333-280564

Ladies and Gentlemen:

On behalf of Cayson Acquisition Corp (“Company”), we respond as follows to the Staff’s comment letter, August 19, 2024, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Registration Statement on Form S-1

Enforcement of Civil Liabilities, page 11

1.	We note your revised disclosure provided in response to prior comment 3. As requested in the comment, please include Ogier’s consent to being named in this section of the prospectus as an exhibit to the registration statement.

We have re-filed the opinion of Ogier that contains Ogier’s consent to being named in the above-referenced section as requested.

Securities and Exchange Commission

August 28, 2024

Risk Factors Summary, page 26

2.	We note your response to prior comment 6. We also note that you disclose on page 28 that the PRC government may intervene or regulate the activities of the post-business combination company in ways that could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless. Please revise your disclosure to include the current risks that the majority of your directors and officers being based in or having significant ties to China poses which could result in a material change in your operations and/or the value of the securities you are registering for sale including causing the value of your securities to significantly decline or become worthless.

We have revised the disclosure throughout the Registration Statement as requested.

Risks Related to Acquiring and Operating a Business Outside of the United States, page 50

3.	We note your response to prior comment 8. Please expand your disclosure regarding the impact PRC law or regulations may have on the cash flows associated with the business combination transaction specifically including, but without limitation, shareholder redemption rights.

We have revised the disclosure in the Registration Statement to indicate that because the funds held in the Company’s trust account are not held in China but are instead held in U.S. dollars in the United States with Continental Stock Transfer & Trust Company, shareholder redemption rights would not be impacted.

Underwriting, page 142

4.	We note your response to prior comment 10. Please revise your underwriter’s compensation table to include the EBC founder shares in tabular format. Please refer to Item 508(e) of Regulation S-K for guidance.

We have revised the underwriters’ compensation table as requested.

* * * * * * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Yawei Cao